TTBD, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Membership Interest	Accumulated Deficit	Total Equity
BALANCE — December 31, 2016	$ 224,000	$ (28,742)	$ 195,258
Net Loss	-	(71,621)	(71,621)
BALANCE — December 31, 2017	$ 224,000	$ (100,363)	$ 123,637

See notes to financial statements.